UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

SilverSun Technologies, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

82846H207

(CUSIP Number)

Milton C, Ault III

AULT GLOBAL Holdings, Inc.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 21, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82846H207

1	NAME OF REPORTING PERSONS Ault Global Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 436,255
	8	SHARED VOTING POWER 446,255
	9	SOLE DISPOSITIVE POWER 436,255
	10	SHARED DISPOSITIVE POWER 446,255
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 446,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.91%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 82846H207

1	NAME OF REPORTING PERSONS Milton C. Ault, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 446,255
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 446,255
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 446,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.91%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 82846H207

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.00001 par value (the “Shares”), of SilverSun Technologies, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 120 Eagle Rock Ave, East Hanover, NJ 07936.

Item 2.	Identity and Background.

(a)       This statement is filed on behalf of Ault Global Holdings, Inc. (“AGH”) and Milton C. Ault, III (“Ault”) (each, a “Reporting Person” and collectively, the “Reporting Persons”).

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of AGH. To the best of each Reporting Person’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(a)       Each Reporting Person’s principal business address is 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141.

(b)       AGH is a diversified holding company that owns operating subsidiaries and divisions engaged in a number of diversified business operations including the defense, aerospace, commercial, health/medical, finance and commercial lending sectors. AGH’s largest subsidiary is Gresham Worldwide, which provides advanced bespoke military and commercial applications. Ault is an individual.

(c)       Neither Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Neither Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       AGH is incorporated under the laws of Delaware. Ault is a citizen of the United States. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by AGH were purchased with working capital in open market purchases. AGH expended an aggregate of $1,907,907 for the purchase of the Shares.

The Shares purchased by Ault were purchased with personal funds in open market purchases. Ault expended an aggregate of $35,761.40 for the purchase of the Shares.

Item 4.	Purpose of Transaction.

Each Reporting Person purchased the Shares based on such Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to each Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, such Reporting Person may endeavor to increase or, eventually, decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as such Reporting Person may deem advisable.

CUSIP No. 82846H207

Neither Reporting Person has a present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Each Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and each Reporting Person’s investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4. Ault, on behalf of AGH, previously contacted members of management of the Issuer to discuss on a preliminary and informal basis the possibility of entering into a potential transaction between AGH and the Issuer.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Persons herein is based upon 4,501,271 Shares outstanding, which is the total number of Shares outstanding as of November 9, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2020.

AGH

(a)	As of the close of business on January 28, 2021, AGH beneficially owned 436,255 Shares.

Percentage: Approximately 9.69%

(b)	1. Sole power to vote or direct vote: 436,255
2. Shared power to vote or direct vote: 446,255
3. Sole power to dispose or direct the disposition: 436,255
4. Shared power to dispose or direct the disposition: 446,255

(c)	AGH has not entered into any transactions in the Shares during the past sixty days except for the open market purchases conducted by its wholly owned subsidiary Digital Power Lending, LLC set forth below.

Ault

(a)	As of the close of business on January 28, 2021, Ault beneficially owned 10,000 Shares.

Percentage: Approximately 0.22%

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 446,255
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 446,255

(c)	Ault has not entered into any transactions in the Shares during the past sixty days except for the open market purchases conducted by him set forth below.

CUSIP No. 82846H207

Digital Power Lending, LLC

Digital Power Lending, a wholly owned subsidiary of AGH, engaged in the following transactions in the Shares since January 19, 2021:

Date	Transaction	Quantity	Weighted Average Price
1-19-21	Purchase	51,259	$3.57
1-20-21	Purchase	120,606	$3.98
1-21-21	Purchase	110,213	$4.2
1-22-21	Purchase	53,705	$4.5
1-25-21	Purchase	47,154	$4.96
1-26-21	Purchase	10,000	$5.69
1-27-21	Purchase	38,318	$5.34
1-28-01	Purchase	5,000	$5.41

Ault

Ault, the Executive Chairman of AGH, engaged in the following transactions in the Shares since January 19, 2021:

Date	Transaction	Quantity	Weighted Average Price
1-19-21	Purchase	6,500	$3.49
1-20-21	Purchase	3,500	$3.73

(d)	No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between or among the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

CUSIP No. 82846H207

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    February 1, 2021

AULT GLOBAL HOLDINGS, INC.

By:	/s/ Milton C. Ault III
Milton C. Ault III Executive Chairman

MILTON C. AULT, III

By:	/s/ Milton C. Ault III
Milton C. Ault III An Individual

CUSIP No. 82846H207

SCHEDULE A

Directors and Officers of Ault Global Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Executive Chairman	Executive Chairman of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
William B. Horne Chief Executive Officer and Director	Chief Executive Officer of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Henry Nisser President, General Counsel and Director	President and General Counsel of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	Sweden
Howard Ash Independent Director	Chairman of Claridge Management	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Jodi Brichan Independent Director	Independent Consultant	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Jeffrey A. Bentz Independent Director	President of North Star Terminal & Stevedore Company	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Robert O. Smith Independent Director	Independent Executive Consultant	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Moti Rosenberg Independent Director	Independent Consultant	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	Israel
Kenneth Cragun Chief Financial Officer	Chief Financial Officer of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA